                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript of a video presenting quotations relating to the Merger. This video is posted on HP's external web site, www.VotetheHPway.com.


CUSTOMERS VOICE THEIR SUPPORT

STEVE CASE
CHAIRMAN OF THE BOARD
AOL TIME WARNER:

Well, I think HP is a good company and Compaq is a good company but there seems little question that together they really have the potential to be a great company.


STEVE CASE:

We are looking at technology companies to try to provide more integrated solutions and an HP would be more valuable to us with Compaq included than it would be if it sort of was a more narrowly defined or stripped down company just focusing on one or two things.


RICHARD A. GRASSO
CHAIRMAN AND CEO
NYSE:

The Compaq team has provided to us since their acquisition of Tandem a great group of technologists that literally provide the heart and soul of our fault tolerant applications.

At the-the absolute point where prices are determined on the New York Stock Exchange sits a Hewlett application that is known in Wall Street as the Electronic Specialist Book.

It's obviously a lot easier when you can go to simply one source, whether it be for incremental horsepower or processing capability, or for servicing, or to simply strategize as to how technology can best be applied in this business.


SANFORD I. WEILL
CHAIRMAN AND CEO
CITIGROUP:

This deal of Compaq and Hewlett-Packard I think makes a lot of sense to our company. We are big users of the products of both companies and -- and we think that really, as one looks to the future, size and scale are really important and that rather than our watching both of these companies go and become niche players, they end up with a size and a balance sheet that makes sense for us to invest with them in the future. And we can partner with them together, I think, much better than we could do with either of them separately.


JEFFREY KATZENBERG
PARTNER
DREAMWORKS SKG

I think from Dreamworks' standpoint the opportunities for us by merging these enterprises together would be very very valuable. Compaq has been a very important supplier for us for our IT infrastructure and HP has been a partner for us in our high-end technology needs in this last year in the animation field. As Dreamworks continues to become more and more reliant and dependant on our creative and infrastructure goals from the, sort of the, the digital world that we are living in today, I think the combination of HP and Compaq, uniquely, will be able to service more of our needs.

HASSO PLATTNER
CO-CHAIRMAN AND CEO
SAP AG:

Working with the two companies together, we can improve a lot of things for the benefit of our joint customers... there's no doubt about that. And we work very well with both companies. So I believe it will only get better.


TOM STEMBERG
EXECUTIVE CHAIRMAN
STAPLES:

Not only do I think that the potential for combined uh Compaq and Hewlett-Packard entity provides a lot of strength in the marketplace. I also see the opportunity to impose a formidable challenge to Dell in the sale of personal computers.


STEVE CASE:

But this just isn't a debate about the personal computing market. The personal computer is a piece of a broader puzzle... So if you want to make sure you're well positioned in some of these related businesses such as printing, it's important to have a position in computing. You can't simply separate these because most of the companies that are going to be successful in the future are taking a more integrated view.


CRAWFORD DEL PRETE
SENIOR VICE PRESIDENT
IDC:

We don't believe that this deal can, you know, tacitly be characterized in a sound bite. We believe that this deal really requires that you look and see where each company came from, what the skill sets of each company -- are -- and how they fit together or how they overlap.

We focused about 15 analysts directly on this. We really spent about 60 days analyzing this deal.

HP and Compaq are making their move, they're making it now because they believe that there have been some fundamental shifts in the marketplace, and by bringing these companies together, they believe that there's a significant amount of complementary technology -- which we believe as well -- and that they can speed to market a set of solutions around real customer business problems, and-and deliver on those solutions faster than they would have been able to do with organic growth.


PHIL CONDIT
CHAIRMAN AND CEO
THE BOEING COMPANY
DIRECTOR, HP BOARD

What this merger really does is allow complementary product lines to come together, complementary capabilities to come together. So that where there are weaknesses in the HP line it's filled, where there are strengths, they are utilized even better. It gives a broader and more capable company. That's what a merger is about.


DICK HACKBORN
DIRECTOR AND FORMER CHAIRMAN,
HP BOARD
(BUILT HP'S IMAGING AND PRINTING BUSINESS)

We're talking about a company with a sixty-year history. We're talking about a company that's lived through all the change that has happened in the high tech world... if we can possibly conceive of it... I mean, when this company was started, there were vacuum tubes. There's no way in my view that the company can stay the same, let alone go back and be the kind of company that I personally think Dave and Bill would be proud of in the future.

STEVE CASE:

But if you're not moving forward, if you're not trying to move to where the market's going, I think there's a real risk of being left behind. Wayne Gretzky, the great hockey player always used to say: "It's important not to go where the puck is, but go where the puck's going." And I think that's what this merger is all about... trying to position the company to be an important part of the future, not simply an important part of the past.

[END]

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

                                    * * * * *